UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.

(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.

TAYLOR MARITIME INVESTMENTS LIMITED

GOOD FALKIRK (MI) LIMITED

(Names of Persons Filing Statement)

Ordinary shares, no par value

(Title of Classes of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Grindrod Shipping Holdings Ltd. 1 Temasek Avenue #10-02 Millenia Tower Singapore 039192 65 6323 0048 Attn: Edward Buttery	Taylor Maritime Investments Limited Good Falkirk (MI) Limited 1 Royal Plaza Royal Avenue, St Peter Port Guernsey GY1 2HL 44 20 3838 0530 Attn: Edward Buttery

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter

Roy Tannenbaum

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 14, 2024 with the U.S. Securities and Exchange Commission (“SEC”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by (1) Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), (2) Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), and (3) Good Falkirk (MI) Limited, a Republic of the Marshall Islands company and wholly owned subsidiary of TMI (“GF,” and together with the Company and TMI, the “Filing Persons,” and individually, a “Filing Person”), as amended by the Rule 13e-3 Transaction Statement on Schedule 13E-3 (Amendment No. 1) filed by the Filing Persons with the SEC on May 28, 2024 (the “Schedule 13E-3”), relating to the proposal to cancel all of the issued and ordinary shares, no par value (the “Shares”), in the capital of the Company held by holders of Shares (the “Shareholders”) other than GF (the “Participating Shareholders”), comprising 3,479,225 Shares (the “Participating Shares”), resulting in a reduction of the issued share capital of the Company (the “Selective Capital Reduction”).

The information contained in the Circular to Shareholders, dated as of May 14, 2024 (the “Circular”), filed with the Schedule 13E-3 as Exhibit (a)(5)(i) on May 14, 2024 is incorporated by reference herein and, except as described below, the responses to each item in this Amendment No. 2 are qualified in their entirety by the information contained in the Circular and the Schedule 13E-3.

This Amendment No. 2 is being filed to amend and supplement the Schedule 13E-3. The information contained in this Amendment No. 2 is incorporated by reference into the Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 2 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Amendment No. 2 and the Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information.

(c) Other Material Information. Item 15(c) is hereby amended and supplemented to include the following as a new paragraph before the sentence “The information contained in the Circular and the Exhibits referred to in Item 16 below is incorporated herein by reference.”:

On June 20, 2024, at an extraordinary general meeting of Shareholders (the “EGM”), the Shareholders voting at the EGM voted to approve the Selective Capital Reduction to reduce the issued share capital of the Company from $290,193,001 comprising 19,685,590 Shares, to $240,614,044, comprising 16,206,365 Shares, and that such reduction be effected by (1) cancelling the amount of $49,578,956 constituting part of the total paid-up share capital of the Company held by all of the Participating Shareholders, such Participating Shareholders holding 3,479,225 Shares and (2) cancelling the 3,479,225 Shares constituting the part of the total issued share capital of the Company held by the Participating Shareholders, and the aggregate sum of $49,578,956 arising from such reduction of the Company’s share capital to be returned to the Participating Shareholders in cash, on the basis of $14.25 per Share held by each Participating Shareholder so cancelled.

On July 16, 2024, the High Court of the Republic of Singapore issued an order approving the Selective Capital Reduction (the “Court Order”).

On August 6, 2024, the Company notified Nasdaq of its intention to delist the Shares from the Nasdaq Global Select Market on August 16, 2024.

On August 16, 2024, the Company lodged the Court Order (and such other documents as prescribed by Section 78I(3) of the Companies Act 1967 of Singapore) with the Registrar of Companies of Singapore, pursuant to which the Selective Capital Reduction became effective and the Participating Shares were automatically cancelled. As a result of the Selective Capital Reduction, (a) each Participating Shareholder will receive $14.25 for each Participating Share cancelled and (b) GF became the sole Shareholder of the Company.

Also on August 16, the Company filed with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the of the Exchange Act to delist and deregister the Shares under Section 12(b) of the Exchange Act. Upon the effectiveness of the Form 25, the Company intends to file with the SEC a Certification and Notice of Termination on Form 15 to deregister the Shares and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Also on August 16, 2024, the Company issued a press release announcing the effectiveness of the Selective Capital Reduction. The press release is attached as Exhibit 99.1 to the Company’s Report on Form 6-K, filed concurrently with the SEC, and incorporated herein by reference as Exhibit (a)(5)(xi).

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Number Description

(a)(5)(vii)	Announcement of the Results of the Extraordinary General Meeting Held on June 20, 2024 issued by the Company, dated June 20, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on June 20, 2024).

(a)(5)(viii)	Announcement of Court Approval in Respect of the Selective Capital Reduction issued by the Company, dated July 17, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on July 17, 2024).

(a)(5)(ix)	Announcement of Declaration and Finalization Announcement and the Cash Distribution Date of the Selective Capital Reduction issued by the Company, dated July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on July 19, 2024).

(a)(5)(x)	Announcement of Voluntary Delisting from Nasdaq Global Select Market issued by the Company, dated August 6, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on August 6, 2024).

(a)(5)(xi)	Announcement of the Effectiveness of the Selective Capital Reduction issued by the Company, dated August 16, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on August 16, 2024).

(a)(5)(xii)	Announcement of the Effectiveness of the Selective Capital Reduction issued by TMI, dated August 16, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 16, 2024

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Kurt Klemme
Name:	Dr. Kurt Klemme
Title:	Chairman

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited

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